[METALINK LOGO]


Ranen Cohen-Orgad
Director of Investor Relations & Corporate Communications
Metalink Ltd.
Tel:   972-9-960-5450
Fax:  972-9-960-5399
ranenc@metalinkBB.com

Tal Danziger
MarCom Manager
Metalink Ltd.
Tel:  972-9-960-5401
Fax: 972-9-960-5544
tald@metalinkBB.com




Metalink Updates Revenue Outlook For Q1 2005

Board of Directors Approves Plan to Repurchase up to $10 Million of Outstanding Common Stock





Yakum, Israel, April 4, 2005 - Metalink Ltd. (NASDAQ: MTLK), a provider of high performance wireline and wireless broadband communication silicon solutions, today announced revised first quarter revenue estimates.



Further to its release of March 24, 2005, Metalink expects its revenues for the first quarter of 2005 to be approximately $3.0 million. Final results for the quarter will be announced on Wednesday, April 27, 2005 and discussed during Metalink's conference call on that day.



Metalink also announced today that its Board of Directors has approved a plan to repurchase up to $10 million of its outstanding Common Stock, subject to approval by authorities as required under Israeli law. According to the terms of the plan, stock may be purchased from time to time in the open market, subject to market conditions and the approval of Metalink's Board of Directors.





About Metalink

Metalink Ltd. (NASDAQ: MTLK) develops high performance silicon solutions revolutionizing the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink's DSL and WLAN technologies are designed to enable true broadband connectivity in every home.

Metalink's DSL products offer service providers a cost-effective network upgrade to support triple-play services. Using Metalink's innovative VDSL technologies operators can deliver fiber-like speeds over existing copper infrastructure. Metalink's chipsets are deployed in millions of DSL lines by leading service providers worldwide.

Metalink aims to redefine the home broadband experience by introducing WLANPlus(TM) - a high-throughput wireless LAN technology, 5-10 times faster than currently available wireless LAN 802.11a/b/g technologies. Featuring MIMO technology adopted by the 802.11n standardization, WLANPlus enables room-to-room networking of multiple high-definition video streams.

Metalink is a fabless semiconductor company headquartered in Yakum, Israel. The company has subsidiaries in California, South Korea, and Japan as well as offices in Beijing, China and Atlanta, Georgia. Further information is available at http://www.metalinkbb.com



This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.